

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 16, 2007

<u>By Facsimile and U.S. Mail</u>

Mr. Larry Wise
Chief Executive Officer
Nitro Petroleum Incorporated
7250 NW Expressway #260
Oklahoma City, Oklahoma 73132

> **Re:** **Nitro Petroleum Incorporated**
> **Form 10-KSB for the Fiscal Year Ended January 31, 2007**
> **Filed May 18, 2007**
> **Form 10-KSB for the Fiscal Year Ended January 31, 2006**
> **Filed May 15, 2006**
> **Form 10-QSB for the Quarterly Period Ended October 31, 2006**
> **Filed December 15, 2006**
> **Form 10-QSB for the Quarterly Period Ended July 31, 2007**
> **Filed September 19, 2007**
> **Response Letter Dated February 23, 2007**
> **Response Letter Dated May 10, 2007**
> **Response Letter Dated July 25, 2007**
> **Response Letter Dated September 19, 2007**
> **File No. 000-50932**

Dear Mr. Wise:

We reviewed your responses to our prior comments on the above referenced filing as set forth in your letter dated September 19, 2007 and have the following additional comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

<u>Statements of Operations</u>

1.   We note your response to prior comment two of our letter dated August 30, 2007. Please call us to discuss.

Form 10-QSB For the Quarterly Period Ended July 31, 2007

Schedule 1

2.   Please clarify the purpose of this disclosure and tell us what the individual categories represent. We note that you account for your oil and gas activities under the full cost method. Please explain how you were able to determine depletion at a lower level than the country cost pool.

Exhibit 31.1

3.   Please confirm that the inclusion of your Chief Executive Officer and Chief Financial Officer's titles in the introductory paragraphs of your certifications was not intended to limit the capacity in which such individuals provided the certifications. Please eliminate the reference to the Chief Executive Officer and Chief Financial Officer's titles in the introductory paragraph to conform to the format provided in Item 601(b)(31) of Regulation S-B. Please revise you interim filings as applicable.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact John Cannarella at (202) 551-3337 or Jennifer Goeken at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

                                                Sincerely,

                                                Jill Davis
                                                Branch Chief